February 14, 2019

David Rosa
Chief Executive Officer
NeuroOne Medical Technologies Corporation
10901 Red Circle Drive, Suite 150
Minnetonka, MN 55343

       Re: NeuroOne Medical Technologies Corporation
           Registration Statement on Form S-1
           Filed February 11, 2019
           File No. 333-229607

Dear Mr. Rosa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Phillip D. Torrence, Esq.